Exhibit 99.1

Brüush Announces Receipt of NASDAQ Listing and Hearing Review Council Decision

VANCOUVER, BC / October 22, 2024 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") announces that it has received a decision dated October 17, 2024 (the "Decision") of the Nasdaq Listing and Hearing Review Council (the "Listing Council") regarding the review by the Listing Council of the June 26, 2024 decision of the Nasdaq Hearings Panel (the "Hearings Panel") to delist the Company's securities from the Nasdaq Stock Market LLC ("Nasdaq").

Pursuant to the Decision, the Listing Council has remanded the Hearings Panel's decision for further review and reconsideration, and has ordered the Hearings Panel to conduct a thorough review upon remand to: (i) ascertain whether the Company now satisfies the Nasdaq's Audit Committee Composition Rule by having the required number of independent directors; and (ii) take further action that the Hearings Panel deems appropriate regarding other noted deficiencies specified in the May 14, 2024 notice that were not addressed in its June 26, 2024 Hearings Panel decision.

The Company continues to work diligently to regain compliance with all of the listing standards and to restore its listing; however, no assurance can be given as to whether the Company will ultimately regain compliance with all of the Nasdaq's listing standards and rules. The Company will provide further updates on the Hearings Panel's review and consideration once available.

Strategy and Potential Future Transactions

The Company is currently considering various strategic alternatives to its business and assets that may be available to the Company to maximize value for all shareholders. There can be no assurance that ongoing assessment of strategic alternatives will result in any specific strategic plan or financial transaction and no timetable has been set for its completion. The Company does not plan to provide further updates regarding its strategic alternatives unless there are material developments to report.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its future business plans, its strategy, and whether it will regain compliance with all of the Nasdaq's listing standards and rules. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including delays or the inability of the Company to obtain any necessary permits, consents, approvals or authorizations required, including of the Nasdaq with respect to the Company's listing thereon. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.